# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jade Biosciences, Inc., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 221 CRESCENT ST., BUILDING 23, SUITE 105, WALTHAM, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 04/28/2025
Filed by CIK 0001680200
Persons authorized to receive notices and communications: Nathalie Auber, Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California (CA), 94025, (650) 681-8420; Jonathan Goodwin, Esq., c/o Gunderson Dettmer Stough Villeneuve, 550 Allerton Street, Redwood City, California (CA), 94063, (650) 321-2400

## Reporting persons
- Sofinnova Venture Partners X, L.P. ("SVP X") (CIK 0001680200): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 107,391; shared voting power 0; sole dispositive power 107,391; shared dispositive power 0; aggregate amount beneficially owned 107,391 (0.3% of the class)
  Comment: Note to Row 7: 107,391 shares, except that Sofinnova Management X, L.P. ("SM X LP"), the general partner of SVP X, may be deemed to have sole voting power, Sofinnova Management X-A, L.L.C. ("SM X LLC"), the general partner of SM X LP, may be deemed to have sole voting power, and Dr. James I. Healy ("Healy") and Dr. Maha Katabi ("Katabi"), the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 107,391 shares, except that SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management X, L.P. ("SM X LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 107,391; shared voting power 0; sole dispositive power 107,391; shared dispositive power 0; aggregate amount beneficially owned 107,391 (0.3% of the class)
  Comment: Note to Row 7: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Sofinnova Management X-A, L.L.C. ("SM X LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 107,391; shared voting power 0; sole dispositive power 107,391; shared dispositive power 0; aggregate amount beneficially owned 107,391 (0.3% of the class)
  Comment: Note to Row 7: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 10: See response to row 9.
- Dr. James I. Healy ("Healy"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 107,391; sole dispositive power 0; shared dispositive power 107,391; aggregate amount beneficially owned 107,391 (0.3% of the class)
  Comment: Note to Row 8: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.
  
  Note to Row 10: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.
- Dr. Maha Katabi ("Katabi"): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 107,391; sole dispositive power 0; shared dispositive power 107,391; aggregate amount beneficially owned 107,391 (0.3% of the class)
  Comment: Note to Row 8: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Katabi, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.
  
  Note to Row 10: 107,391 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Jade Biosciences, Inc.
Address of issuer's principal executive offices: 221 CRESCENT ST., BUILDING 23, SUITE 105, WALTHAM, Massachusetts (MA), 02453
Comment:
This Amendment No. 3 ("Amendment No. 3") amends and restates the Statement on Schedule 13D that was initially filed on July 13, 2021 and amended on February 6, 2023 and February 20, 2024 (as amended, the "Original Schedule 13D"). This Amendment No. 3 relates to the beneficial ownership of Common Stock, par value $0.0001 per share ("Common Stock") of Jade Biosciences, Inc. (previously Aerovate Therapeutics, Inc.), a Nevada corporation (the "Issuer") by Sofinnova Venture Partners X, L.P., a Delaware limited partnership ("SVP X"), Sofinnova Management X, L.P., a Delaware limited partnership ("SM X LP"), Sofinnova Management X-A, L.L.C., a Delaware limited liability company ("SM X LLC"), Dr. James I. Healy ("Healy"), and Dr. Maha Katabi ("Katabi" and collectively with SVP X, SM X LP, SM X LLC, and Healy, the "Reporting Persons"). This Amendment No. 3 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons as a result of the closing of the merger of Jade Biosciences, Inc. and Aerovate Therapeutics, Inc. on April 28, 2025 (the "Merger"). Immediately prior to the consummation of the Merger, the Issuer effected a 1-for-35 reverse stock split (the "Reverse Stock Split"). As a result of the Merger and the Reverse Stock Split, the Reporting Persons ceased to own more than five percent (5%) of the outstanding shares of the Issuer's Common Stock.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer's principal executive offices are located at 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts 02453.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy, and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by SVP X.
Residence or business address: The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Building 3, Suite 150, Menlo Park, California 94025.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC. On October 6, 2024, Katabi resigned as a member of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
At closings on August 5, 2020, February 1, 2021, and June 4, 2021, SVP X purchased an aggregate 10,565,238 shares of Series A redeemable convertible preferred stock (the "Series A Shares") from the Issuer at a purchase price of $1.893 per share, or $19,999,995.55 in the aggregate. In connection with the closing of the Issuer's initial public offering of Common Stock (the "Offering"), the Issuer's Series A Shares automatically converted into shares of Common Stock on a one-for-3.1060103 basis without payment or additional consideration.

On June 29, 2021, Katabi was granted a stock option by the Issuer to purchase 25,000 shares of Common Stock at an exercise price of $14.00 per share. The option shall vest and become exercisable in 36 substantially equal monthly installments, with the first installment vesting on July 29, 2021. Such option will expire on June 28, 2031.

On July 1, 2021, Katabi was granted a stock option by the Issuer to purchase 2,467 shares of Common Stock at an exercise price of $19.41 per share. The shares underlying such option shall vest and become exercisable in two equal installments, with the first installment vesting on September 30, 2021 and the second installment vesting on December 31, 2021. Such option will expire on June 30, 2031. Such option was awarded in lieu of cash compensation pursuant to the Issuer's Non-Employee Director Compensation Policy.

In connection with the Offering, SVP X purchased 357,142 shares of Common Stock from the Issuer at a purchase price of $14.00 per share, or $4,999,988 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on June 30, 2021 with the Securities and Exchange Commission (the "Prospectus").

On January 3, 2022, Katabi was granted a stock option by the Issuer to purchase 7,240 shares of Common Stock at an exercise price of $10.93 per share. The shares underlying such option shall vest and become exercisable in four equal installments, with the first installment vesting on March 31, 2022, the second installment vesting on June 30, 2022, the third installment vesting on September 30, 2022, and the fourth installment vesting on December 31, 2022. Such option will expire on January 2, 2032. Such option was awarded in lieu of cash compensation pursuant to the Issuer's Non-Employee Director Compensation Policy.

On June 21, 2022, Katabi was granted a stock option by the Issuer to purchase 12,500 shares of Common Stock at an exercise price of $12.26 per share. The shares subject to the option will vest on the earlier of June 21, 2023 or the 2023 annual meeting of stockholders of the Issuer, subject to Katabi's continued service through the applicable vesting date. Such option will expire on June 20, 2032.

On January 3, 2023, Katabi was granted a stock option by the Issuer to purchase 2,627 shares of Common Stock at an exercise price of $27.03 per share. The shares underlying such option shall vest and become exercisable in four equal installments, with the first installment vesting on March 31, 2023, the second installment vesting on June 30, 2023, the third installment vesting on September 30, 2023, and the fourth installment vesting on December 31, 2023. Such option will expire on January 2, 2033. Such option was awarded in lieu of cash compensation pursuant to the Issuer's Non-Employee Director Compensation Policy.

On June 6, 2023, Katabi was granted a stock option by the Issuer to purchase 12,500 shares of Common Stock at an exercise price of $16.30 per share. The shares subject to the option will vest on the earlier of June 6, 2024 or the 2024 annual meeting of stockholders of the Issuer, subject to Katabi's continued service through the applicable vesting date. Such option will expire on June 5, 2033.

On January 2, 2024, Katabi was granted a stock option by the Issuer to purchase 3,519 shares of Common Stock at an exercise price of $21.81 per share. The shares underlying such option shall vest and become exercisable in four equal installments, with the first installment vesting on March 31, 2024, the second installment vesting on June 30, 2024, the third installment vesting on September 30, 2024, and the fourth installment vesting on December 31, 2024. Such option will expire on January 1, 2034. Such option was awarded in lieu of cash compensation pursuant to the Issuer's Non-Employee Director Compensation Policy.

On June 5, 2024, Katabi was granted a stock option by the Issuer to purchase 12,500 shares of Common Stock at an exercise price of $18.90 per share. The shares subject to the option will vest on the earlier of June 5, 2025 or the 2025 annual meeting of stockholders of the Issuer, subject to Katabi's continued service through the applicable vesting date. Such option will expire on June 4, 2034.

On April 28, 2025, in connection with the Merger, Jade Biosciences, Inc. and Aerovate Therapeutics, Inc. completed the transactions contemplated by the Agreement and Plan of Merger, dated October 30, 2024. Immediately prior to, and in connection with the Merger, the Issuer effected the Reverse Stock Split. All amounts of Common Stock in this Item 3 do not reflect the Reverse Stock Split.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 32,626,730 shares of Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Form 424(b)(3) filed with the Securities and Exchange Commission on December 30, 2025 (File No. 333-292369).
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer's Common Stock on April 28, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SVP X and Katabi have agreed that, without the prior written consent of Jefferies LLC and Cowen and Company, LLC, on behalf of the Issuer's underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 3 to Form S-1 Registration Statement (File No. 333-256949), and such description is incorporated herein by reference.

SVP X is a party to an Investors' Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Investors' Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors' Rights Agreement dated as of August 5, 2020 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-256949), and such description is incorporated herein by reference.

Katabi, in her capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and the form of such Indemnification Agreement was filed as Exhibit 10.5 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-256949), and such description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing
EXHIBIT B Power of Attorney
EXHIBIT C Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 3 to Form S-1 Registration Statement (File No. 333-256949) is incorporated herein by reference.
EXHIBIT D Investors' Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (File No. 333-256949) is incorporated herein by reference.
EXHIBIT E Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.5 to the Issuer's Amendment No. 1 to Form S-1 Registration Statement (File No. 333-256949) is incorporated herein by reference.

## Signatures
- Sofinnova Venture Partners X, L.P. ("SVP X"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Sofinnova Management X, L.P. ("SM X LP"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Sofinnova Management X-A, L.L.C. ("SM X LLC"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Dr. James I. Healy ("Healy"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Dr. Maha Katabi ("Katabi"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)